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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                                Amendment No. 1
                           ------------------------

                            SUMMIT AUTONOMOUS INC.
                  (formerly known as Summit Technology, Inc.)
                      (Name of Subject Company (Issuer))

                            ALCON ACQUISITION CORP.
                              ALCON HOLDINGS INC.
                     (Names of Filing Persons (Offerors))

                    Common Stock, Par Value $0.01 Per Share
      (including the associated Series A Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                  86627E 10 1
                     (CUSIP Number of Class of Securities)

                           ------------------------

                           Elaine E. Whitbeck, Esq.
                              ALCON HOLDINGS INC.
                              6201 South Freeway
                         Fort Worth, Texas 76134-2099
                                (817) 551-8693
         (Name, Address and Telephone Number of Persons Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)
                           ------------------------

                                   Copy to:
                           Alan C. Stephenson, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                           New York, New York 10019
                                (212) 474-1000

                           ------------------------
                                 June 9, 2000
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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to    [ ] issuer tender-offer subject to
     Rule 14d-1.                                Rule 13e-4.

[ ]  going private transaction subject to   [ ] amendment to Schedule 13D
     under Rule 13e-3.                          Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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          Alcon Acquisition Corp., a Massachusetts corporation (the
"Purchaser"), and Alcon Holdings Inc., a Delaware corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Statement"), originally filed on June 5, 2000, with respect to the Purchaser's offer to purchase all the outstanding shares of Common Stock, par value $0.01 per share, of Summit Autonomous Inc., a Massachusetts corporation (the "Company"), together with the associated rights to purchase Series A Preferred Stock, par value $0.01 per share, issued pursuant to the Rights Agreement dated as of March 28, 2000 between the Company and Fleet National Bank. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Statement.

Item 11.  Additional Information.

          On June 9, 2000, Nestle S.A., a Swiss corporation, as the ultimate parent entity of Parent, filed with the Antitrust Division of the Department of Justice and the FTC its Notification and Report Form under the HSR Act. The waiting period applicable to the Offer under the HSR Act will expire 15 calendar days after the filing of the Notification and Report Form, unless Nestle or the Company receives a request for additional information from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. The 15-calendar-day waiting period will therefore expire at 11:59 p.m. on Saturday, June 24, 2000, unless a request for additional information is made or early termination is granted.


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                                  SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ALCON ACQUISITION CORP.


                                       by   /s/  Elaine E. Whitbeck
                                            ---------------------------------
                                            Name:  Elaine E. Whitbeck
                                            Title: President

                                       ALCON HOLDINGS INC.,


                                       by   /s/  Charles E. Miller
                                            ----------------------------------
                                            Name:  Charles E. Miller
                                            Title: Chief Financial Officer and
                                                   Senior Vice President

Date:  June 9, 2000